SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a)) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(a)

(Amendment No. 3)*

Zhone Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98950P108

(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. 9 West 57th Street, Suite 4200 New York, New York 10019 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98950P108	13D

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) KKR-ZT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,511,080 Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 1,511,080 Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,080 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person* OO

Page 2 of 12 pages.

CUSIP No. 98950P108	13D

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) KKR 1996 Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,511,080 Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 1,511,080 Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,080 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person* PN

Page 3 of 12 pages.

CUSIP No. 98950P108	13D

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) KKR Associates 1996, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,511,080 Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 1,511,080 Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,080 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person* PN

Page 4 of 12 pages.

CUSIP No. 98950P108	13D

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) KKR 1996 GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,511,080 Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 1,511,080 Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,080 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person* OO

Page 5 of 12 pages.

CUSIP No. 98950P108	13D

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Henry R. Kravis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,511,080 Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 1,511,080 Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,080 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person* IN

Page 6 of 12 pages.

CUSIP No. 98950P108	13D

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) George R. Roberts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,511,080 Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power 1,511,080 Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,080 Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person* IN

Page 7 of 12 pages.

This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on November 24, 2003, as amended (as amended, this “Schedule 13D”), filed with respect to the common stock (“Zhone Common Stock”) of Zhone Technologies, Inc, (“Zhone”). This Amendment No. 3 is the final amendment to the Schedule 13D and is an exit filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in relevant part as follows:

As of the close of business on April 27, 2011, KKR–ZT, L.L.C. (“KKR-ZT”) holds of record an aggregate of 1,511,080 shares of Zhone Common Stock. These shares represent approximately 4.9% of the outstanding shares of Zhone Common Stock, based on an aggregate of 30,612,500 shares of Zhone Common Stock outstanding as of March 14, 2011, as reported in Zhone’s Proxy Statement on Schedule 14A (File No. 000–32743) filed with the Securities and Exchange Commission on March 30, 2011. As the senior member of KKR–ZT, KKR 1996 Fund L.P. (“KKR Fund”) may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR–ZT. As the sole general partner of KKR Fund, KKR Associates 1996, L.P. (“KKR Associates”) also may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR–ZT. As the sole general partner of KKR Associates, KKR 1996 GP LLC (“KKR GP”) also may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR–ZT. KKR GP, acting through each of KKR Associates, KKR Fund and KKR–ZT, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Zhone Common Stock reported hereby.

Each of Henry R. Kravis and George R. Roberts, as managers of KKR GP, may be deemed to share beneficial ownership of any shares of Zhone Common Stock that KKR GP may beneficially own or be deemed to beneficially own, but disclaims beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any individual named in Item 2 above is the beneficial owner of the any shares of Zhone Common Stock reported hereby for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

KKR–ZT, KKR Fund, KKR Associates, KKR GP, Mr. Kravis and Mr. Roberts are collectively referred to herein as the “Reporting Persons.”

From February 26 through April 27, 2011, KKR-ZT sold an aggregate of 180,193 shares of Zhone Common Stock in a series of transactions on the Nasdaq Global Market, as described in Appendix A. Except as described herein, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by KKR–ZT.

On April 27, 2011, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities reported herein.

Page 8 of 12 pages.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2011	KKR-ZT L.L.C.,

By: KKR 1996 Fund L.P. Its: Senior Member

By: KKR Associates 1996, L.P. Its: General Partner

By: KKR 1996 GP LLC Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-fact for Henry R. Kravis, Member

Dated: April 28, 2011	KKR 1996 Fund L.P.

By: KKR Associates 1996, L.P. Its: General Partner

By: KKR 1996 GP LLC Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-fact for Henry R. Kravis, Member

Dated: April 28, 2011	KKR Associates 1996, L.P.

By: KKR 1996 GP LLC
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-fact for Henry R. Kravis, Member

Page 9 of 12 pages.

Dated: April 28, 2011	KKR 1996 GP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-fact for Henry R. Kravis, Member

Dated: April 28, 2011	Henry R. Kravis

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact

Dated: April 28, 2011	George R. Roberts

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact

Page 10 of 12 pages.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated October 1, 2009 (incorporated by reference to Exhibit 1 of Amendment No. 1 to Schedule 13D filed October 13, 2009)

Exhibit 2	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Exhibit 3	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Page 11 of 12 pages.

APPENDIX A

TRANSACTIONS IN SHARES OF ZHONE COMMON STOCK

DURING THE PAST 60 DAYS

Each of the sales identified below was conducted on behalf of KKR-ZT. All of the transactions were conducted on the Nasdaq Global Exchange through brokered transactions.

Transaction Date	Number of Shares Sold	Weighted Average Price Per Share, Net of Commissions and Fees
March 21, 2011	1,200	$2.2960
March 22, 2011	8,600	$2.2989	[1]
March 23, 2011	1,000	$2.2960
March 24, 2011	7,200	$2.2961	[2]
March 25, 2011	10,000	$2.2960
March 29, 2011	42,300	$2.2994	[3]
March 30, 2011	600	$2.3060
March 31, 2011	6,286	$2.2980	[4]
April 1, 2011	35,007	$2.3960	[5]
April 26, 2011	29,600	$2.4976	[6]
April 27, 2011	38,400	$2.6678	[7]

[1]	The price range, net of commissions and fees, for shares sold on March 22, 2011 was between $2.306 and $2.296.
[2]	The price range, net of commissions and fees, for shares sold on March 24, 2011 was between $2.306 and $2.296.
[3]	The price range, net of commissions and fees, for shares sold on March 29, 2011 was between $2.306 and $2.290.
[4]	The price range, net of commissions and fees, for shares sold on March 31, 2011 was between $2.316 and $2.296.
[5]	The price range, net of commissions and fees, for shares sold on April 1, 2011 was between $2.486 and $2.296.
[6]	The price range, net of commissions and fees, for shares sold on April 26, 2011 was between $2.536 and $2.456.
[7]	The price range, net of commissions and fees, for shares sold on April 27, 2011 was between $2.846 and $2.496.

Page 12 of 12 pages.